UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
      1934

                  For the fiscal year ended December 31, 2006

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

                         Commission file number 0-17071

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

                          First Merchants Corporation
                            Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                          First Merchants Corporation
                            200 East Jackson Street
                             Muncie, Indiana 47305

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                              EIN 35-1544218 PN 002
                  Accountants' Report and Financial Statements
                           December 31, 2006 and 2005

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                           December 31, 2006 and 2005

Contents
    Report of Independent Registered Public Accounting Firm........................................1

    Financial Statements

        Statements of Net Assets Available for Benefits............................................2

        Statements of Changes in Net Assets Available for Benefits.................................3

        Notes to Financial Statements..............................................................4

    Supplemental Schedule

        Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year......11

    Exhibit

        Exhibit 23, Consent of Independent Registered Public Accounting Firm......................12

    Signature.....................................................................................13


                             [LETTERHEAD OF BKD LLP]

             Report of Independent Registered Public Accounting Firm

Audit and Administrative Committee
First Merchants Corporation Retirement and Savings Plan
Muncie, Indiana

We have audited the accompanying statements of net assets available for benefits of First Merchants Corporation Retirement and Savings Plan as of December 31, 2006, and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Plan has adopted FSP Nos. AAG INV-1 and SOP 94-4-1 as discussed in Note 2 to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2006, and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ BKD, LLP

Indianapolis, Indiana
June 25, 2007

Federal Employer Identification Number:  44-0160260

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2006 and 2005

                                                                                            2005
Assets                                                                        2006        (Note 2)
                                                                          -------------------------
  Investments, at fair market value
      Common stock                                                        $ 1,180,998   $ 1,073,188
      Mutual funds                                                         38,478,653    32,548,714
      Collective investment fund                                            1,971,563     2,101,945
      Money market funds                                                    1,897,754     1,179,757
      Participant loans                                                       139,879       254,981
                                                                          -----------   -----------
            Total investments                                              43,668,847    37,158,585
                                                                          -----------   -----------
  Receivables
      Accrued income                                                           14,311            --
      Employer contributions                                                1,399,525     1,108,481
      Participant contributions                                                    --       108,047
                                                                          -----------   -----------
            Total receivables                                               1,413,836     1,216,528
                                                                          -----------   -----------

  Cash                                                                         17,355           324
                                                                          -----------   -----------

            Total assets                                                   45,100,038    38,375,437
                                                                          -----------   -----------
Liabilities
      Excess contributions refundable                                           5,468         6,224
                                                                          -----------   -----------

Net Assets Available at Fair Market Value                                  45,094,570    38,369,213
                                                                          -----------   -----------
      Adjustment from fair value to contract value for
       interest in collective trust relating to fully benefit-responsive
       investment contracts                                                    19,716        23,996
                                                                          -----------   -----------

Net Assets Available for Benefits                                         $45,114,286   $38,393,209
                                                                          ===========   ===========

See Notes to Financial Statements                                              2

                           First Merchants Corporation
                       Retirement Income and Savings Plan
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2006 and 2005

                                                                                          2005
                                                                             2006        (Note 2)
                                                                         -------------------------
Investment Income
    Net appreciation in fair value of investments                        $ 2,478,543   $   605,869
    Interest and dividends                                                 2,298,773     1,650,407
                                                                         -----------   -----------
          Net investment income                                            4,777,316     2,256,276
                                                                         -----------   -----------
Contributions
    Participants                                                           2,828,581     2,458,499
    Employer                                                               2,312,050     1,846,810
    Rollovers                                                                650,796     1,111,492
    Transfer from other plans                                                     --    10,502,523
                                                                         -----------   -----------
                                                                           5,791,427    15,919,324
                                                                         -----------   -----------
          Total additions
                                                                          10,568,743    18,175,600

Deductions - benefits paid to participants                                 3,847,666     1,935,392
                                                                         -----------   -----------

Net Increase                                                               6,721,077    16,240,208

Net Assets Available for Benefits, Beginning of Year                      38,393,209    22,153,001
                                                                         -----------   -----------

Net Assets Available for Benefits, End of Year                           $45,114,286   $38,393,209
                                                                         ===========   ===========

See Notes to Financial Statements                                              3

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005

Note 1: Description of Plan

      The following description of First Merchants Corporation Retirement Income and Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

    General

      The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). First Merchants Trust Company is the trustee and recordkeeper of the Plan. Prime Vest Financial Services was the custodian for a majority of the Plan's assets during 2005. In November 2005, the assets were transferred to Mid Atlantic Capital Corporation. In October 2006, the assets were transferred from Mid Atlantic Capital Corporation to Fidelity. Fidelity is now the custodian for a majority of the Plan's assets.

    Contributions

      The Plan permits eligible employees through a salary deferral election to have the Corporation make annual contributions of up to 75% of eligible compensation up to the maximum allowed by law. Employee rollover contributions are also permitted.

      Prior to March 1, 2005, the Corporation made matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation for all participating employees. After March 1, 2005, the matching contribution described above is the only type of employer contribution granted to grandfathered participants who are at least age 55 and credited with at least ten years of service at February 28, 2005. The remaining participants receive the following three different types of employer contributions. The Corporation's contributions are as follows:

            o Retirement security contributions: range from 2% of pay to 7% of pay based on years of service. The participant must have 1,000 hours of service and be employed at the end of the plan year.

            o Matching contributions: 50% of the first 6% of employees' eligible compensation for all participating employees.

            o Transition contributions: 3% of eligible compensation for all participants who are at least age 45, credited with at least ten years of service at February 28, 2005 and were participating in the Corporation's defined-benefit plan at February 28, 2005. The participant must have 1,000 hours of service and be employed at the end of the plan year. This contribution will only be applicable through the 2009 Plan year.

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005

      The entry date for retirement security and transition contributions is March 1, 2005, and each subsequent January 1. Catch-up contributions are also available for participants after they reach 50 years of age before the end of the applicable year. Prior to March 1, 2005, the Corporation's profit-sharing contributions were discretionary as determined by the Corporation's Board of Directors.

      The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer 3% of eligible compensation unless the participant made an affirmative election otherwise. Contributions are subject to certain limitations.

    Participant Investment Account Options

      Investment account options available include various funds including a Corporation common stock fund. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. Allocations to the Corporation common stock fund are generally limited to 25% of the applicable account balance.

    Participant Accounts

      Each participant's account is credited with the participant's contribution, the Corporation's contribution and plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting

      Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon. Vesting in the Corporation's matching contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested in the matching contribution portion of their account after five years of credited service. Effective March 1, 2005, vesting in the retirement security contribution portion of their account plus earnings is 100% after five years of service. Effective March 1, 2005, vesting in the transition contribution portion of their account plus earnings is immediate since all eligible participants have at least ten years of service. The nonvested balance is forfeited upon termination of service. Forefeitures are used to reduce the Corporation's contribution or to pay reasonable administrative expenses of the Plan.

    Payment of Benefits

      Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under circumstances provided by the Plan. At December 31, 2006, plan assets include approximately $39,600 allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005

    Plan Termination

      Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:  Summary of Significant Accounting Policies

    Method of Accounting

      The accompanying financial statements are prepared on the accrual method of accounting.

    Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.

      As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully-benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP is effective for financial statements for the years ending after December 15, 2006 and the financial statements for 2005 have been restated to reflect the implementation of the new standard.

    Valuation of Investments and Income Recognition

      Quoted market prices, if available, are used to value investments. Participant loans and money market funds are valued at cost, which approximates market. Investment in the Corporation's unrestricted common stock is valued at the quoted market price. The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

                          First Merchants Corporation
                       Retirement Income and Savings Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005


      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

    Plan Tax Status

      The Plan obtained its latest determination letter in September 2001, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

    Payment of Benefits

      Benefit payments to participants are recorded upon distribution.

    Participant Loans

      Effective March 1, 2005, participant loans were acquired from merged plans. Participant loans have never been allowed in the Plan. Effective March 1, 2005, no new loans will be granted under the Plan with respect to any merged plan that had an active loan program. Any outstanding loan will continue to be repaid based on the term of the loan from the merged plan.

    Administrative Expenses

      Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

Note 3:  Investments

      At December 31, 2006, the Plan's investments are held by Fidelity and the Corporation. The Federated Capital Preservation Fund included in Plan assets may be subject to withdrawal charges upon contract termination. Crediting interest rates on the guaranteed interest portion of the investment contract are determined by the issuer. The Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005


                                                               2006
                                                      Net
                                                  Appreciation      Fair Value
                                                 in Fair Value        at End
                                                  During Year        of Year
                                                 -------------------------------
Investments at fair value
 Common stock                                    $       56,851   $    1,180,998
 Mutual funds                                         2,421,692       38,478,653
 Federated Capital Preservation Fund                         --        1,971,563
Investments at cost, which approximates market
 Money market funds                                          --        1,897,754
 Participant loans                                           --          139,879
                                                 --------------   --------------

                                                 $    2,478,543   $   43,668,847
                                                 ==============   ==============



                                                               2005
                                                      Net
                                                  Appreciation
                                                 (Depreciation)     Fair Value
                                                 in Fair Value        at End
                                                  During Year        of Year
                                                 -------------------------------
Investments at fair value
 Common stock                                    $      (65,023)  $    1,073,188
 Mutual funds                                           670,892       32,548,714
 Federated Capital Preservation Fund                         --        2,101,945
Investments at cost, which approximates market
 Money market funds                                          --        1,179,757
 Participant loans                                           --          254,981
                                                 --------------   --------------

                                                 $      605,869   $   37,158,585
                                                 ==============   ==============

Interest and dividends realized on the Plan's investments for the years ended 2006 and 2005 were $2,298,773 and $1,650,407, respectively.

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005

The fair values of individual investments that represented 5% or more of the Plan's assets were as follows:

                                                    2006         2005
                                                 -----------------------

        American Funds Amcap Fund                $5,531,041   $5,265,001
        Goldman Sachs Mid Cap Equity Fund         4,500,401    3,786,673
        MFS Value Fund                            5,068,479    4,431,452
        Oppenheimer Main Street Fund              2,770,000    2,538,016
        PIMCO Total Return Fund                   2,432,313    2,358,389
        Oppenheimer Small & Mid Cap Value Fund    3,646,415    3,180,749
        Federated Capital Preservation Fund       1,971,563    2,101,945

Note 4: Party-in-Interest Transactions

      Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

      The Plan invests in First Merchants Corporation common stock. Activity at fair value was as follows:

                                                                  First
                                                                Merchants
                                                               Corporation
                                                                 Common
                                                                  Stock
                                                               -----------

       Balance, January 1, 2005                                $ 1,030,460
         Changes                                                    42,728
                                                               -----------

       Balance, December 31, 2005                                1,073,188
         Changes                                                   107,810
                                                               -----------

       Balance, December 31, 2006                              $ 1,180,998
                                                               ===========

      The Corporation provides certain administrative services at no cost to the Plan.

                           First Merchants Corporation
                       Retirement Income and Savings Plan
                          Notes to Financial Statements
                           December 31, 2006 and 2005

Note 5: Plan Amendments

      Effective March 1, 2005, the Plan was amended and restated to allow the employees of Lafayette Bank and Trust Company, Commerce National Bank, First Merchants Insurance Services and Indiana Title Insurance Company to become participants in the Plan. Approximately $10,500,000 was transferred into the Plan from these 401(k) plans and approximately 400 new participants were added to the Plan. The Plan's name was also changed to First Merchants Corporation Retirement Income and Savings Plan and the employer matching contribution changed as described in Note 1.

Note 6:  Subsequent Event

      Effective January 1, 2007, the Plan was amended to change the vesting of the Corporation's retirement security contribution portion of participant's accounts to 100% after three years of service from five years of service.

                              Supplemental Schedule

                           First Merchants Corporation
                       Retirement Income and Savings Plan
      Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
                                 at End of Year
                                December 31, 2006
           Employer Identification Number: 35-1544218   Plan Number: 002


                  (a)(b)                                    (c)              (e)
                                                       Description of
             Identity of Issue,                          Investment
            Borrower, Lessor, or                      Including Par or     Current
                Similar Party                          Maturity Value       Value
------------------------------------------------------------------------------------
Common Stock
    *First Merchants Corporation                       43,435 shares     $ 1,180,998
                                                                         -----------
Mutual Funds
    AIM Small Cap Equity Fund                          81,031 shares         991,817
    AIM Real Estate Fund                               19,776 shares         665,051
    American Funds Amcap Fund                          279,064 shares      5,531,041
    American Funds Europacific                            3 shares               136
    American Funds High Income Trust Fund              78,541 shares         990,396
    Federated Max-Cap Index Fund                       80,766 shares       2,096,698
    Fidelity Advisor Diversified International Fund    42,001 shares         947,553
    Fidelity Advisor Freedom 2010 Fund                 28,033 shares         336,679
    Fidelity Advisor Freedom 2015 Fund                 13,090 shares         158,914
    Fidelity Advisor Freedom 2020 Fund                 29,246 shares         386,051
    Fidelity Advisor Freedom 2025 Fund                 18,507 shares         236,144
    Fidelity Advisor Freedom 2030 Fund                  7,038 shares          98,043
    Fidelity Advisor Freedom 2035 Fund                  6,016 shares          78,876
    Fidelity Advisor Freedom 2040 Fund                  3,031 shares          43,439
    First American Mid Cap Growth Opportunity Fund     32,733 shares       1,255,311
    Franklin Limited Maturity U. S. Government Fund    167,093 shares      1,652,545
    Goldman Sachs Mid Cap Equity Fund                  117,443 shares      4,500,401
    ING Index Plus Mid Cap Fund                        64,219 shares       1,089,149
    MFS Value Fund                                     189,689 shares      5,068,479
    MFS International New Discovery Fund               33,482 shares         902,339
    Oppenheimer Main Street Fund                       69,008 shares       2,770,000
    Oppenheimer Small & Mid Cap Value Fund             100,813 shares      3,646,415
    PIMCO Foreign Bond Fund                            23,522 shares         239,449
    PIMCO Total Return Fund                            234,327 shares      2,432,313
    Putnam Small Cap Growth Fund                       53,230 shares       1,166,276
    Templeton Foreign Fund                             88,267 shares       1,195,138
                                                                         -----------
                                                                          38,478,653
                                                                         -----------
Collective Investment Fund
    Federated Capital Preservation Fund                199,128 shares      1,971,563
                                                                         -----------
Money Market Fund
    Federated Prime Cash Obligations Fund             1,897,754 shares     1,897,754
                                                                         -----------

*Participant Loans                                     7.25% - 9.00%         139,879
                                                                         -----------
                                                                         $43,668,847
                                                                         ===========

*Party-in-interest

                                   Exhibit 23

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement of First Merchants Corporation on Form S-8 (File Number 333-50484) of our report dated June 25, 2007, of our audit on the financial statements of First Merchants Corporation Retirement Income and Savings Plan for the year ended December 31, 2006, which report is included in its Annual Report on Form 11-K.


BKD, LLP

Indianapolis, Indiana
June 25, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

        Date: 06/29/07    By: /s/ Kimberly J. Ellington
              --------        -------------------------
                                  Kimberly J. Ellington
                                  First Merchants Corporation
                                  Retirement Savings Plan